Exhibit 2

CREST FINANCIAL LIMITED

JPMorgan Chase Tower

600 Travis, Suite 6800

Houston, Texas 77002

May 30, 2013

VIA FEDERAL EXPRESS AND FACSIMILE

John W. Stanton

Chairman, Board of Directors

Clearwire Corporation

1475 120th Avenue NE

Bellevue, WA 98005

Dear Mr. Stanton:

Crest Financial Limited (“Crest”) urges the Clearwire Board of Directors (the “Board”) to consider genuinely DISH Network Corporation’s (“DISH”) tender offer for all outstanding shares of Clearwire Corporation (“Clearwire” or the “Company”) for $4.40 per share. The Board has an obligation to consider DISH’s offer and, in light of the offer, to recommend that stockholders vote against Sprint Nextel Corporation’s (“Sprint”) offer at the special meeting scheduled for tomorrow. To ensure against further defaults and misjudgments, the Board should immediately reconstitute the Special Committee with newly appointed, truly independent directors and empower the Special Committee with the full authority of the Board to evaluate the DISH offer and any other offer for the Company that may be made after the Board conducts a fair and transparent process that encourages these offers, and to make decisions about interim financing.

Clearwire must break free of Sprint’s oppressive control and unlock the Company’s true value by going through with tomorrow’s shareholder meeting, and terminating the merger agreement with Sprint following the Clearwire stockholders’ rejection of the Sprint merger proposal. Once released from the ill-advised merger agreement with Sprint, you will be able to begin an open and competitive bidding process for the Company that will include DISH as well as any other competing bids. As Crest has been saying for some time, the battle for Clearwire and its valuable spectrum assets is just beginning. You, the Clearwire Board, are duty bound to ensure that this process gives full value of the Company and its assets to all stockholders—not just Sprint.

The Board has a fiduciary obligation to give full consideration to DISH’s offer, which is clearly actionable, and any other eventual offers that would trump the DISH offer. DISH’s offer for Clearwire confirms what Crest and others have been saying for months: Clearwire is the crown jewel, and the Company can realize its true value only through a competitive bidding process. DISH has initiated that process, and it is your legal obligation to pursue DISH’s offer and other potential offers now.

To that end, you are obligated to recommend against Sprint’s lower-priced offer. The Board must encourage Clearwire’s stockholders to reject Sprint’s latest bid at tomorrow’s special meeting. Perhaps the only favorable term in the otherwise oppressive merger agreement with

Sprint is the provision that you can change your recommendation and advise the stockholders to vote AGAINST the deal without paying a termination fee. You should exercise that option now. After the Clearwire stockholders accept your revised recommendation and vote AGAINST the Sprint offer, the Clearwire Board can terminate the unfair Sprint merger agreement, consider DISH’s offer, and solicit direct bids from others. Clearwire can pursue this course with the assurance that it will be able to continue operations during the competitive bidding process because Crest stands by its offer to provide the Company with $240.0 million in convertible financing, and is even willing to improve the exchange ratio to $2.50 per share (from the previous ratio of $2.00 per share) to match DISH’s proposed financing terms.

DISH’s proposal is superior to Sprint’s latest incremental bump and prior offers in every way. Most obviously, DISH has bid $1.00 more per share than Sprint’s “best and final offer.” This is a 29% premium over Sprint’s latest bid. Moreover, DISH’s tender offer is more favorable to minority stockholders than Sprint’s attempted squeeze-out. Though DISH’s offer is available to all stockholders, it does not force any minority stockholders to sell against their will. DISH’s offer would also reduce Sprint’s dominance of the Clearwire Board and provide a much-needed additional voice on Clearwire’s key corporate decisions.

DISH’s proposed financing terms are also superior to the Sprint Note Purchase Agreement. Under DISH’s proposal, Clearwire would still be able to draw down a maximum of $800.0 million, but it would do so at the less coercive exchange ratio of $2.50 per share, which would result in two-thirds less dilution than the terms of Sprint’s financing. In addition, DISH’s proposal would respect existing pre-emptive rights under the Clearwire Equityholders’ Agreement by allowing eligible Clearwire stockholders to avoid dilution by purchasing exchangeable notes.

Of course, although superior to Sprint’s current offer, DISH’s offer may turn out still to be inadequate for Clearwire’s stockholders. As we have said repeatedly, the battle for Clearwire is just beginning. To ensure that this ensuing battle redounds to the benefit of all Clearwire stockholders, the Board must create an open and transparent process whereby all interested parties can make offers to Clearwire’s stockholders. Only through such a competitive bidding process can all Clearwire stockholders reap the full value of their shares.

Throughout the process thus far, we believe the Special Committee has been feckless and Clearwire’s directors have failed to account for the best interests of minority stockholders. The time has come for that to end. We hereby request that you appoint a wholly new and truly independent Special Committee made up of newly appointed directors. Such a reconstitution would ensure completely fresh perspectives, and a Special Committee unencumbered by the past defaults and misjudgments of the current Special Committee—most obviously the flawed recommendations that stockholders accept clearly inadequate Sprint bids at $2.97 and $3.40 per share. The newly reconstituted Special Committee should be delegated all the powers of the Board, including decisions regarding interim financing, and specifically directed to run a fair and transparent process and evaluate all offers accordingly. We would welcome minority shareholder input on candidates to be considered for the Special Committee.

In order to consider DISH’s offer and any other offer that may be forthcoming through a competitive bidding process, the Board must recommend against the Sprint merger at tomorrow’s stockholders meeting, allow the stockholders to vote AGAINST the Sprint offer, and then terminate the merger agreement to break free from Sprint’s oppressive control. Sprint obtained majority control through the Eagle River transaction, and then secured veto power over alternative transactions and financing proposals through the unfair merger agreement. Sprint has abused its controlling position, wielding it as a cudgel against fair dealing for minority stockholders. The Board must not permit those abuses to continue. Once released from Sprint’s oppressive control following the stockholders’ rejection of the Sprint offer tomorrow, the Company will be free to pursue DISH’s offer or competing bids and thus to realize the true value of Clearwire for all stockholders—not just its controlling stockholder Sprint.

Sincerely yours,

David K. Schumacher
General Counsel
Crest Financial Limited

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